# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 045784108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Date of event which requires filing of this statement: 10/22/2025
Amends the filing with accession number 0001140361-24-042991
Filed by CIK 0002039923
Persons authorized to receive notices and communications: Gerlad Muizelaar, WE-INN LLC, 2045 W Grand Ave Ste B, PMB 82152, Chicago, Illinois (IL), 60612-1577, (312) 248-2523

## Reporting persons
- WE-INN LLC (CIK 0002039923): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,339,985; sole dispositive power 0; shared dispositive power 8,339,985; aggregate amount beneficially owned 8,339,985 (14.37% of the class)
  Comment: Note to Row 13: Calculated based on 58,046,433 shares of Common Stock, par value $0.0001 per share, of Innventure, Inc. outstanding as of October 14, 2025, as reported in the issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Comment: This Amendment No. 1 (this "Amendment") amends the original Scheduled 13D filed jointly by WE-INN LLC, Gregory D. Wasson, and Kimberly Wasson (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 7, 2024 (the "Original Statement") and related to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Innventure, Inc., a Delaware corporation (the "Issuer"). Except as set forth herein, the Original Statement is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in subparts (a) and (b) of Item 5 of the Original Statement is hereby amended and restated as follows:

As of the date of this Amendment, the Reporting persons beneficially owned 8,339,985 shares of Common Stock. Based on 58,046,433 shares of Common Stock outstanding as of October 14, 2025, as reported in the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 23, 2025, the Reporting Persons beneficially owned approximately 14.37% of the Common Stock outstanding.
Transactions in the class effected during the past sixty days:
The Reporting Persons effected the following transactions with respect to the Common Stock during the past sixty days, all of which were open market sales:

(i) Sold 2,300 shares on October 10, 2025 at a volume weighted average price of $3.92 per share;

(ii) Sold 436,296 shares on October 22, 2025 at a volume weighted average price of $3.01 per share;

(iii) Sold 193,587 shares on October 23, 2025 at a volume weighted average price of $3.13 per share; and

(iv) Sold 263,627 shares on October 24, 2025 at a volume weighted average price of $3.03 per share.

## Signatures
- WE-INN LLC: /s/ Gregory D. Wasson, Gregory D. Wasson, President (10/24/2025)